Facsimile:	Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174	Direct Dial:
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

April 26, 2013

VIA FEDERAL EXPRESS AND EDGAR

Duc Dang, Esq.

Attorney - Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Corp. II
Amendment No. 1 to Registration Statement on
Form S-1
Filed April 15, 2013
File No. 333-187519

Dear Mr. Dang:

On behalf of Capitol Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated April 25, 2013, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked filing to Folake Ayoola. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Notes to Financial Statements

Note 7 – Stockholder Equity

Common Stock, page F-11

Securities and Exchange Commission

April 26, 2013

1.	We note your response to our prior comment one. We are still unclear how you have accounted for stock issuances subject to forfeiture. In your most recent response you indicate that you have accounted for the stock issuances as stock based compensation subject to a market condition. However, it does not appear that the company has recorded any compensation expense currently, nor does it appear the company intends to record any compensation expense over the service period. Please explain to us how your accounting treatment complies with the guidance you have cited. To the extent you intend to account for the transaction as stock based compensation, explain to us methodology used to value the shares and how the market condition is factored into that methodology.

The Company issued the shares, including the market condition shares, to the Company’s sponsor (some of which was subsequently transferred to the Company’s officers and directors) at the date of the Company’s inception and received total proceeds of $25,000. The Company determined that the fair value of the shares, after factoring in the market condition, was equal to the cost of such shares because the value of the shares was already de minimis and therefore the adjustment to fair value of the shares subject to the market condition was negligible. Accordingly, pursuant to the guidance found in ASC 718-10-30-14, the Company determined that no compensation expense will be required to be recorded regardless of when, if ever, the market condition is satisfied.

Since the Company will not record any compensation expense related to the issuance and market condition of such shares, the Company will make the following entry if the market condition is not met:

Debit common stock at its par value (shares subject to market condition multiplied by the par value of $0.0001), or $93.75, and a credit to additional paid in capital for the same amount.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:     Mark D. Ein, CEO